Exhibit 99.1

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (THE UK MARKET ABUSE REGULATION)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT

23 June 2021

Burford Capital Limited announces final results of tender offer for

Burford Capital PLC’s £90,000,000 6.50 per cent. Guaranteed Bonds due 2022 by Burford Capital Holdings (UK) Limited

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces that Burford Capital Holdings (UK) Limited (the Offeror), a direct wholly-owned subsidiary, has published the final results of its invitation to holders of Burford Capital PLC’s (the Issuer) £90,000,000 6.50 per cent. Guaranteed Bonds due 2022, guaranteed by Burford Capital Finance LLC, Burford Capital Limited and any additional guarantors appointed from time to time pursuant to the terms of the Bonds (each, a Guarantor and together, the Guarantors) and bearing ISIN: XS1088905093 (the Bonds) to tender their Bonds for purchase by the Offeror for cash (the Offer). Burford Capital PLC is a direct wholly-owned subsidiary of Burford Capital Holdings (UK) Limited and an indirect wholly-owned subsidiary of Burford Capital Limited.

The Offer was announced on 27 May 2021 and was made on the terms and subject to the conditions contained in the tender offer memorandum dated 27 May 2021 (the Tender Offer Memorandum) prepared by the Offeror.

Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

Participation as at the Expiration Deadline

The Expiration Deadline of the Offer was 4.00 p.m. (London time) on 22 June 2021. As at the Expiration Deadline, the Offeror had received valid Tender Instructions of £23,865,500 in aggregate principal amount of the Bonds.

Results of the Offer

The Offeror now announces that the Final Acceptance Amount will be £23,865,500 in aggregate principal amount of the Bonds.

The Purchase Price will be 105 per cent. of the principal amount of the Bonds and the Offeror will also pay Accrued Interest Payments as described in the Tender Offer Memorandum.

Accordingly, the Offeror will accept for purchase all Bonds that are the subject of valid Tender Instructions.

The expected Settlement Date for the Offer is 28 June 2021. Following settlement of the Offer, £62,291,500 in aggregate principal amount of the Bonds will remain outstanding (as defined in the Trust Deed).

Joint Dealer Managers
City & Continental Ltd trading as Allia C&C	Henrietta Podd	+44 20 3039 3450
Peel Hunt LLP	Stuart Galvin	+ 44 20 7418 8900

Tender Agent
Lucid Issuer Services Limited	Owen Morris	+44 20 7704 0880
Harry Ringrose
burford@lucid-is.com

Questions and requests for assistance in connection with the Offer may be directed to the Dealer Managers, the contact details for each of which are set out above.

This announcement is released by Burford Capital Limited on behalf of the Offeror and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the UK Market Abuse Regulation, encompassing information relating to the Offer described above. For the purposes of the UK Market Abuse Regulation, this announcement is made by the Directors of Burford Capital Holdings (UK) Limited, namely Craig Arnott, Christopher Bogart, Ross D. Clark, Harry Matovu and Hugh Steven Wilson.

LEI Number: 213800P7VN8SK65HQN02

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Issuer, the Guarantors, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.